Exhibit 4.45

Date：August 24, 2025

Power of attorney

I, Zhou Shenglei, a citizen of the People’s Republic of China (“PRC”) with PRC ID number ******, hereby authorize any individual appointed in writing by Beijing Chezhiying Technology Co., Ltd., its successors or any of its designated entities (the “Authorizee”) to singly exercise the following powers and rights during the term of this Power of Attorney (this “POA”):

I hereby assign the Authorizee the right to vote on my behalf at the shareholders’ meetings of Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (the “Company”) and to exercise full voting rights as the shareholder of the Company as granted to me by law and under the Articles of Association of the Company, such voting rights including but not limited to the right to sell or transfer any or all of my equity interest of the Company. Further, as my authorized representative at the shareholders’ meeting of the Company, I hereby assign the Authorizee the right to designate and appoint the directors and management personnel of the Company.

In exercising the rights and powers provided hereunder, the Authorizee shall act with due care and diligence and pursuant to this POA and applicable laws.

This POA shall be established upon the execution hereof, and shall become effective, binding and enforceable upon the Completion Date under the Share Sale&Purchase Agreement entered into by and between CARTECH HOLDING COMPANY and Yun Chen Capital Cayman on February 20, 2025.

This POA is prepared in both English and Chinese. The Chinese version shall prevail over the English version in case of any inconsistency.

/s/ Zhou Shenglei
(Signature)
Zhou Shenglei